UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G


Under the Securities Exchange Act of 1934
(Amendment No. )
(RULE 13d-102)


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Universal Health Services Inc. Class B
(Name of Issuer)


Common shares
(Title of Class of Securities)

913903100
(CUSIP/SEDOL Number)


December 31, 2021
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G


Issuer: Universal Health Services Inc. Class B CUSIP No.: 913903100

1	NAMES OF REPORTING PERSONS

	First Eagle Investment Management, LLC


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


NUMBER OF SHARES	5  SOLE VOTING POWER - 3,814,326
BENEFICIALLY  		6  SHARED VOTING POWER - 0
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 4,099,131
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - 0
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	4,099,131


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	5.61%


12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G

Issuer: Universal Health Services Inc. Class B CUSIP No.: 913903100

ITEM 1

(a)	Name of Issuer: Universal Health Services Inc. Class B


(b)	Address of Issuer's Principal Executive Offices:

	367 S Gulph Road
	King of Prussia, PA 19406


ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC

(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA


(d)	Title of Class of Securities:

	Common Stock



(e)	CUSIP No.: 913903100


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G

Issuer: Universal Health Services Inc. Class B CUSIP No.: 913903100

ITEM 4.	Ownership.

	See cover page.


ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	First Eagle Investment Management, LLC (FEIM), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 4,099,131 shares, or 5.61% of the common stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A


ITEM 8. Identification and Classification of Members of the Group.

	N/A


ITEM 9. Notice of Dissolution of Group

	N/A


ITEM 10. Certification

	By signing below I certify that, to the best of my knowledge and
	belief, the securities referred to above were acquired and held in the
	ordinary course of business and were not acquired and are not held for the
	purpose of or with the effect of changing or influencing the control of the
	issuer of such securities and were not acquired and are not held in
	connection with or as a participant in any transaction having that purpose
	of effect, other than activities solely in connection with a nomination
	under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 10, 2022

Signature:	/s/ David O'Connor

Name/Title:	David O'Connor, Senior Vice President


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